UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  OCTOBER 11, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                          SHORT FORM OFFERING DOCUMENT

Dated:  September 27, 2005

                             CENTRASIA MINING CORP.
                                 (the "Issuer")
                         1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7


                          REGISTRAR AND TRANSFER AGENT
             Computershare Investor Services Inc. ("Computershare")
                               510 Burrard Street
                             Vancouver, B.C. V3H 1S2

                    OFFERING A MINIMUM OF $1,500,000 OF UNITS
                      AND A MAXIMUM OF $2,000,000 OF UNITS


                              PRICE: $0.65 PER UNIT


This Short Form Offering Document (the "Offering Document") qualifies for distribution a maximum of 3,076,923 units (the "Units") of the Issuer at a price of $0.65 per Unit (the "Offering"). Each Unit consists of one common share in the capital of the Issuer (a "Share") and one common share purchase warrant (a "Warrant"). Two Warrants will entitle the holder to acquire one additional common share at a price of $0.78 per common share for a period of eighteen months following the date of closing of the Offering. The Warrants will be transferable and, subject to evidence of satisfactory distribution in accordance with the rules of the TSX Venture Exchange (the "Exchange"), the Issuer will make application to the Exchange for the Warrants to be listed and posted for trading on the Exchange. See "Plan of Distribution".

--------------------------------------------------------------------------------
                     NO. OF         PRICE TO         AGENT'S        NET PROCEEDS
                     UNITS           PUBLIC        COMMISSION         TO ISSUER
                                                    (1)(2)(3)             (3)
--------------------------------------------------------------------------------

Per Unit                              $0.65          $0.04875          $0.60125
--------------------------------------------------------------------------------
Minimum Offering    2,307,692       $1,500,000       $112,500         $1,387,500
--------------------------------------------------------------------------------
Maximum Offering    3,076,923       $2,000,000       $150,000         $1,850,000
--------------------------------------------------------------------------------

1. THE ISSUER HAS AGREED TO PAY CANACCORD CAPITAL CORPORATION (THE "AGENT") A CASH COMMISSION EQUAL TO 7.5% OF THE GROSS PROCEEDS OF THE SALE OF UNITS, PAYABLE IN UNITS AT THE ELECTION OF THE AGENT, AND AN ADMINISTRATION FEE OF $7,500. THE AGENT WILL ALSO BE ISSUED 100,000 UNITS (HAVING THE SAME TERMS AS THE UNITS) UPON CLOSING OF THE OFFERING AS A CORPORATE FINANCE FEE. THE ISSUER WILL PAY ALL OF THE EXPENSES INCURRED BY THE AGENT IN CONNECTION WITH THE OFFERING.

2. THE ISSUER HAS ALSO AGREED TO GRANT TO THE AGENT, UPON CLOSING OF THE OFFERING, AN OPTION (THE "AGENT'S OPTION") TO ACQUIRE THAT NUMBER OF UNITS AS IS EQUAL TO 10% OF THE NUMBER OF UNITS SOLD PURSUANT TO THIS OFFERING, AT AN EXERCISE PRICE OF $0.72 PER AGENT'S UNIT FOR A PERIOD OF EIGHTEEN MONTHS FOLLOWING THE CLOSING OF THE OFFERING. EACH AGENT'S UNIT WILL CONSIST OF ONE COMMON SHARE IN THE CAPITAL OF THE ISSUER AND ONE COMMON SHARE PURCHASE WARRANT (THE "AGENT'S WARRANTS"). TWO AGENT'S WARRANTS WILL ENTITLE THE HOLDER TO ACQUIRE ONE ADDITIONAL COMMON SHARE AT A PRICE OF $0.78 PER COMMON SHARE FOR A PERIOD OF EIGHTEEN MONTHS FOLLOWING THE DATE OF CLOSING OF THE OFFERING. SEE "PLAN OF DISTRIBUTION".


3. AFTER DEDUCTING THE AGENT'S CASH COMMISSION (ASSUMING THE AGENT DOES NOT ELECT TO TAKE UNITS IN LIEU OF CASH), BUT BEFORE DEDUCTING EXPENSES OF THE OFFERING, ESTIMATED AT $35,000, INCLUDING THE AGENT'S ADMINISTRATION FEE OF $7,500.


THESE SECURITIES MAY BE OFFERED IN ANY JURISDICTION IN CANADA WITH THE EXCEPTION OF ONTARIO, AND ALL SUCH JURISDICTIONS IN WHICH THESE SECURITIES ARE OFFERED ARE HEREINAFTER REFERRED TO AS THE "PARTICIPATING JURISDICTIONS". THESE SECURITIES MAY ALSO BE OFFERED IN SUCH OTHER JURISDICTIONS OUTSIDE OF CANADA WHERE THEY MAY LAWFULLY BE SOLD.

THE SECURITIES OFFERED HEREUNDER ARE SPECULATIVE IN NATURE. INFORMATION CONCERNING THE RISKS INVOLVED MAY BE OBTAINED BY REFERENCE TO THIS OFFERING DOCUMENT; FURTHER CLARIFICATION, IF REQUIRED, MAY BE SOUGHT FROM THE AGENT OR AN ADVISOR REGISTERED UNDER THE SECURITIES LEGISLATION OF THE JURISDICTION OF THE PURCHASER.

THE OFFERING IS SUBJECT TO A MINIMUM SUBSCRIPTION LEVEL OF 2,307,692 UNITS, SUFFICIENT TO RAISE GROSS PROCEEDS OF $1,500,000.

NEITHER THE TSX VENTURE EXCHANGE (THE "EXCHANGE"), NOR ANY SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED UNDER THIS OFFERING DOCUMENT.

SUBSCRIBERS FOR UNITS HEREUNDER WILL BE REQUIRED TO PAY COMMISSIONS AT THE RATES CHARGED BY THEIR BROKERS.

The information provided in this Offering Document is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this Offering Document. These documents must be read together with this Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The documents listed below are not contained within, or attached to this Offering Document, and will be provided by the Issuer, at no charge, upon request. Alternatively, the documents may be accessed by the reader of the Offering Document at WWW.SEDAR.COM:

                                                                                             DATE THAT WAS FILED ON
TYPE OF DOCUMENT                                                       DATE OF DOCUMENT          WWW.SEDAR.COM
--------------------------------------------------------------------------------------------------------------------

The Issuer's Information Circular in respect of the annual and         August 11, 2005         August 15, 2005
special meeting of shareholders of the Issuer held on September 12,
2005 (the "Information Circular")

The audited annual financial statements and Management Discussion      July 29, 2005           August 16, 2005
and Analysis of the Issuer for the fiscal year ended May 31, 2005

The Technical Report for the Bulakashu Property, prepared by Dean J.   June 15, 2005           August 16, 2005
Besserer, B.Sc., P.Geol. (the "Technical Report")



                                                                                             DATE THAT WAS FILED ON
TYPE OF DOCUMENT                                                       DATE OF DOCUMENT          WWW.SEDAR.COM
--------------------------------------------------------------------------------------------------------------------

The Issuer's news releases and material change reports                 August 16,              August 16, September
                                                                       September 13,           13, September 14,
                                                                       September 14,           September 26, and
                                                                       September 26, and       September 27, 2005
                                                                       September 27, 2005

The Issuer's Annual Information Form for the fiscal year ended May     September 6, 2005       September 8, 2005
31, 2005

Consent letters filed in connection with the Information Circular      August 11, 2005         August 15 and 16, 2005

Marsa Option Agreement (as defined in the Information Circular) and    July 8, 2005 and        September 27, 2005
related documents                                                      September 14, 2005

Loan Agreement as amended                                              September 24, 2004      September 27, 2005
                                                                       and January 18, 2005

Surplus Securities Escrow Agreement                                    September 12, 2005      September 27, 2005

Value Securities Escrow Agreement                                      September 12, 2005      September 27, 2005

Employment Agreement with Douglas Turnbull                             April 1, 2004 and       September 27, 2005
                                                                       September 14, 2005

Notice regarding the change of name of the Issuer                      September 14, 2005      September 27, 2005


Any material change report filed on WWW.SEDAR.COM pursuant to National Instrument 51-102 subsequent to the date of this Offering Document and prior to the distribution of securities under this Offering Document (a "Subsequently Triggered Report") will be deemed to be incorporated by reference into this Offering Document.

Securities offered by this Offering Document are being offered under exemptions from prospectus requirements. Purchasers may not receive all of the information required or have all of the rights available to a purchaser under a prospectus.

                                      AGENT
                          Canaccord Capital Corporation
                           2200 - 609 Granville Street
                       Vancouver, British Columbia V7Y 1H2

                                TABLE OF CONTENTS

                                                                            PAGE

PLAN OF DISTRIBUTION...........................................................1
   THE OFFERING................................................................1
   APPOINTMENT OF AGENT........................................................1
   EXEMPTION...................................................................2

USE OF PROCEEDS................................................................3
   FUNDS AVAILABLE.............................................................3
   PRINCIPAL PURPOSES..........................................................3

BUSINESS OF THE ISSUER.........................................................4
   MARSA OPTION AGREEMENT......................................................4
   THE BULAKASHU PROPERTY......................................................5

RISK FACTORS...................................................................6

CORPORATE INFORMATION..........................................................6

DIRECTORS, OFFICERS PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES.......6
   DIRECTORS AND OFFICERS......................................................6
   CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES................................8
   PENALTIES OR SANCTIONS......................................................8
   INDIVIDUAL BANKRUPTCIES.....................................................9
   PRINCIPAL HOLDERS OF VOTING SHARES..........................................9

OPTIONS TO PURCHASE SECURITIES OF THE ISSUER...................................9
   STOCK OPTIONS...............................................................9
   WARRANTS...................................................................10

SECURITIES OF THE ISSUER HELD IN ESCROW.......................................10

PARTICULARS OF ANY OTHER MATERIAL FACTS.......................................11

CONTRACTUAL RIGHTS OF ACTION..................................................11

CONTRACTUAL RIGHTS OF WITHDRAWAL..............................................12

CERTIFICATE OF ISSUER

CERTIFICATE OF THE AGENT

                              PLAN OF DISTRIBUTION

The Offering

The Issuer, through the Agent, hereby offers a minimum of 2,307,692 Units and a maximum of 3,076,923 Units at the offering price of $0.65 per Unit. Each Unit consists of one Share and one Warrant. Each two Warrants may be exercised to acquire one common share for a period of eighteen months following the date of closing of the Offering at an exercise price of $0.78 per common share.

The Offering will be made in accordance with the rules and policies of the Exchange and will take place on a day, as determined by the Agent and the Issuer within 60 days from the date of acceptance of this Offering Document by the Exchange (the "Offering Day"). The completion of the Offering (the "Closing") will take place on the day which falls five days after the Offering Day or on such other day as the Issuer and the Agent may agree. THIS DISTRIBUTION IS BEING MADE ONLY TO RESIDENTS OF CANADA WITH THE EXCEPTION OF ONTARIO, AND TO RESIDENTS IN SUCH OTHER JURISDICTIONS WHERE THE UNITS MAY LAWFULLY BE SOLD.

The Warrants will contain, among other things, provisions for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the common shares of the Issuer, the payment of stock dividends or the reorganization or amalgamation of the Issuer.

The Warrants will be transferable and, if adequate distribution of the Warrants is achieved under this Offering, the Issuer will make application to the Exchange for the Warrants to be listed and posted for trading on the Exchange.

THE OFFERING IS SUBJECT TO A MINIMUM SUBSCRIPTION LEVEL OF 2,307,692 UNITS, SUFFICIENT TO RAISE GROSS PROCEEDS OF $1,500,000.

Appointment of Agent

Pursuant to an agreement dated September 26, 2005 (the "Agency Agreement") between the Issuer and the Agent, the Agent has agreed to act as the Issuer's agent to offer for sale, on a commercially reasonable efforts basis, the Units offered herein subject to the terms and conditions of the Agency Agreement. The Agent may, but is not obliged to, purchase any of the Units. The Agent will receive a cash commission of 7.5% of the gross proceeds of the Offering, which, at the election of the Agent may be paid in Units at a deemed price per Unit equal to the Offering Price of the Units, a corporate finance fee of 100,000 units (having the same terms as the Units, the "Corporate Finance Fee Units"), and $7,500 as an administration fee. In addition, the Issuer has also agreed to grant to the Agent, upon closing of the Offering, an option (the "Agent's Option") to acquire that number of units (the "Agent's Units") as is equal to 10% of the number of Units sold pursuant to this Offering, at an exercise price of $0.72 per Agent's Unit for a period of eighteen months following the closing of the Offering. Each Agent's Unit consists of one Share and one Agent's Warrant. The Agent's Warrants will have the same terms as the Warrants.

The Agent may solicit subscriptions for Units in all jurisdictions in Canada with the exception of Ontario, and such other jurisdictions where the Units may lawfully be sold. The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed brokers and investment dealers who may or may not be offered part of the commission or the Agent's Option. THE PURCHASERS OF ANY UNITS UNDER THE OFFERING WILL BE REQUIRED TO PAY COMMISSIONS AT THE RATES CHARGED BY THEIR BROKERS.

The Agent may terminate its obligations under the Agency Agreement at any time before the Closing if, among other things, there is an occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, the business of the Issuer or the ability of the Agent to perform its obligations under the Agency Agreement or an investor's decision to purchase the Units. The Agent may also terminate its obligations under the Agency Agreement if the Units cannot, in the opinion of the Agent, be profitably marketed due to the state of the financial markets.

The Issuer has granted the Agent a right of first refusal to provide future equity financing to the Issuer for a period of 12 months from the Closing.

The "Professional Group" (defined as a group consisting of the Agent; any employee, partner, officer, director and affiliate of the Agent; and any associated party of all such persons or companies or the Agent) beneficially owns, directly or indirectly 405,750 shares of the Issuer and warrants to purchase an additional 300,000 shares of the Issuer at $0.40 per share on or before September 14, 2007.

Exemption

The Units in this Offering are being distributed pursuant to an exemption from the prospectus requirements of the securities legislation of each of the Participating Jurisdictions (collectively, the "Securities Legislation") pursuant to Part 5 of National Instrument 45-106 (the "National Instrument").

In order to rely on the exemption provided in the National Instrument, the following provisions will apply to the Offering:

     (a) the Shares issued under this Offering, when added to the securities of the same class issued under any prior exchange offering (as that term is defined in the National Instrument), exceed neither:

          (i)  the  number  of   securities   of  the  same  class   outstanding
               immediately before this Offering; nor

          (ii) the  number  of   securities   of  the  same  class   outstanding
               immediately before a prior exchange offering;

     (b) the gross proceeds of the Offering, when added to the gross proceeds from all prior exchange offerings, may not exceed $2,000,000;

     (c)  all Units acquired by a purchaser who is, at the time of Closing:


          a. an insider of the Issuer, a promoter of the Issuer, or a member of the Professional Group; or

          b.   who purchases securities in excess of $40 000;

          will be subject to a hold period which will run for four months from the date of Closing;

     (d) no more than 50% of the Units sold hereunder may be subject to the four month hold period; and

     (f)  no purchaser may purchase more than 20% of the Offering.

                                 USE OF PROCEEDS

Funds Available

As at September 15, 2005, the Issuer had working capital of approximately $313,000, which, when combined with the net proceeds of the Offering, will result in the following funds available on the Closing of the Offering:

--------------------------------------------------------------------------------
                                         MINIMUM OFFERING       MAXIMUM OFFERING
--------------------------------------------------------------------------------

Working capital                                  $313,000               $313,000

Net Proceeds from the sale of Units(1)         $1,352,500             $1,815,000
                                                ---------              ---------
                                               $1,665,500             $2,128,000
                                                =========              =========
--------------------------------------------------------------------------------

(1) Net proceeds of the Offering are after deducting the Agent's cash commission (assuming the Agent does not elect to take Units in lieu of cash), and after deduction of estimated legal, accounting and administrative expenses incurred in connection with the Offering, expected to be $35,000, including the Agent's administration fee of $7,500.

Principal Purposes

The funds available will be used for the following purposes within the next twelve months:

--------------------------------------------------------------------------------
                                                        MINIMUM          MAXIMUM
PRINCIPAL USE OF FUNDS                                 OFFERING         OFFERING
--------------------------------------------------------------------------------

To complete  Phase 1 of the  recommended               $173,500         $173,500
Work Program on the Bulakashu Property as set out in the Technical Report, which have an estimated cost of $200,000 of which about $26,500 has been advanced to date(1)(3)

Reserved for the  estimated  cost of the               $812,000         $812,000
Phase 2 recommended  Work Program on the
Bulakashu  Property  as  set  out in the
Technical  Report  and for the  Issuer's
funding  commitment  for 2006  under the
Marsa Option Agreement (US$690,000)(1)(2)
(3)

Marsa  Option  Payment  due on or before                $47,000          $47,000
January 2, 2006 (US$40,000)(1)(3)

General and Administrative  Expenses for               $145,560         $145,560
the Next 12 Months

Reserve   for   the    evaluation    and               $487,440         $949,940
acquisition  of new resource  properties
and for Working Capital
                                                      ---------        ---------

TOTAL FUNDS AVAILABLE:                               $1,665,500       $2,128,000
                                                      =========        =========
--------------------------------------------------------------------------------

(1) See "Future Work - Recommendations from the Technical Report" and "Proposed Exploration and Development Program" on pages 27 and 28 respectively of the Information Circular.

(2) See "Information Concerning Centrasia - Marsa Option" on page 10 and following of the Information Circular.

(3)      Converted at Cdn$0.85 = US$1.00.

                             BUSINESS OF THE ISSUER

The Issuer is a corporation continued under the BUSINESS CORPORATIONS ACT (British Columbia). On September 14, 2005, the Issuer changed its name from "Baradero Resources Limited" to "Centrasia Mining Corp.".

The Issuer's head office and registered and records office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7.

The Issuer has three subsidiaries: 0724000 B.C. Ltd. (formerly Centrasia Mining Corp., "724 BC"), a British Columbia company, and two British Virgin Islands companies, Magellan Holdings (BVI) Corp. which in turn wholly owns Magellan Gold
(BVI) Inc. ("Magellan Gold BVI").

The business of the Issuer is that of a mineral exploration and development company. The Issuer's properties are in the exploration stage at this time.

The Issuer acquired its business when it acquired 724 BC on September 14, 2005. Details of the business of 724 BC is set out in the Information Circular, and reference is made to that document and in particular to pages 10-28 for information concerning 724 BC and its business. On September 14, 2005, 724 BC transferred all of its right, title and interest in the Marsa Option Agreement (as defined in the Information Circular) and related documents to Magellan Gold BVI.

The following is a summary only of the Marsa Option Agreement and the Bulakashu Property.

Marsa Option Agreement

Pursuant to the Marsa Option Agreement, the Issuer, through its subsidiary Magellan Gold BVI, has an option to acquire the Bulakashu Mining Company Ltd. ("BMC"), a company incorporated under the laws of the Kyrgyz Republic, from Marsa Gold Corp. ("Marsa"). BMC owns the Bulakashu Property, which is located in the Kyrgyz Republic.

In order to maintain and exercise its interest under the Marsa Option Agreement, the Issuer and Magellan Gold BVI have agreed to make cash payments and issue shares of the Issuer to Marsa and commit funds to BMC's exploration program of the Bulakashu Property as follows:

--------------------------------------------------------------------------------
                        CASH          SHARE         EXPLORATION      INTEREST IN
ON OR BEFORE           PAYMENT       ISSUANCE        COMMITMENT       BMC EARNED
                        (US$)        (SHARES)           (US$)             (%)
--------------------------------------------------------------------------------

To Date:                80,000        200,000
Dec. 31, 2005                                           170,000(1)         10.5
Jan. 2, 2006            40,000        200,000
Dec. 31, 2006                                           690,000            27.0
Jan. 2, 2007                          250,000
Dec. 31, 2007                                           650,000            30.0
Jan. 2, 2008                          375,000
Dec. 31, 2008                                           750,000            32.5
                       -------      ---------         ---------           -----
TOTALS:                120,000      1,025,000         2,260,000           100.0
                       =======      =========         =========           =====
--------------------------------------------------------------------------------

(1) Cdn $200,000 converted at Cdn $0.85 = US $1.00.

For a more detailed discussion of the Marsa Option Agreement, please refer to the Information Circular at pages 10-13.

The Bulakashu Property

The Bulakashu Property lies within the Northern Tien Shan terrane of northern Kyrgyzstan and falls within a broad band of gold and copper mineral deposits, locally referred to as the Kyrgyz-Kungey mineral belt. A total of 24 gold and gold-copper hard rock and placer gold occurrences exist within the 240 square kilometre Bulakashu Property. Based on all of the known gold and copper-gold occurrences, favourable structural settings, alteration and geology, the Bulakashu Property has potential to host large scale, orogenic/structurally hosted gold deposits and possibly porphyry style copper-gold deposits.

Since 2002, all of the exploration on the Bulakashu Property has focused on the Karabulak prospect. The Karabulak prospect consists of northeast trending gold bearing zone of highly silicified and veined quartz stockwork hosted within sheared and altered mafic volcanics. The mineralized quartz stockwork zone at Karabulak outcrops, and has been trenched and sampled along strike for 400 metres and up to 80 metres across strike. Historic exploration by Soviet era workers in the early 1960's yielded rock chip samples from surface trenches, which contained up to 46 g/t Au across 6m and 35.4 g/t Au across 8.2m. The historic exploration work concentrated primarily on the most intensely veined and silicified portion of what may prove to be a larger zone of mineralization. There is evidence that the mineralization at Karabulak remains open along and across strike. A composite grab sample of sheared, intensely silicified and chloritized mafic volcanic collected by Mr. Besserer (the author of the Technical Report) contained abundant visible gold and assayed 171 g/t Au, confirming previous chip sampling from the Soviet era work that returned 122 g/t Au over 1 metre.

Four drill holes completed by BMC at the Karabulak prospect during 2004 contain up to 11.45 g/t Au across 1m; 8.14 g/t Au across 1m; 8.09 g/t Au across 4m; 4.61 g/t Au across 5m; and 2.28 g/t across 31m. The mineralization identified on surface was interpreted to have a vertical dip and the drilling was targeted to intersect the vertical downward continuation of the surface mineralization. The drilling did encounter gold mineralization within silicified and sheared mafic volcanic rock, but beyond the vertical downward continuation of the surface mineralization suggesting the zone had a shallower dip to the northwest than anticipated. As a result, all of the 2004 drill holes did not cross the mineralized zone at an optimal high angle and it is questionable whether these holes would have fully penetrated the shallow downdip extension of the mineralized and altered zone exposed on surface.

A two phase exploration program is proposed for the Bulakshu Property of which Phase 1 will be completed this fall at an estimated total cost of CDN$200,000. The Phase 1 exploration program will include a compilation of all historic data from the Bulakashu Property followed by an aggressive surface sampling program at Karabulak in order to define drill targets and evaluation of all other known gold and copper/gold occurrences on the Bulakashu Property. This evaluation will include prospecting, rock grab, continuous channel or rock chip sampling to determine the potential size, grade and mineralizing controls at each occurrence. Detailed, closely spaced, continuous channel sampling and detailed structural mapping will be conducted to determine the continuity and tenor of the gold mineralization. In addition to tighter spaced, continuous sampling over the trenched portion of the main showing area, sampling and mapping will be conducted on the sheared mafic volcanic rocks adjacent to and along strike of the Karabulak Prospect. The Issuer will also conduct regional geological mapping, rock sampling and geochemical sampling throughout the Property to identify favourable structures, mineralization and alterations.

It is anticipated that the Phase 2 program will consist of drilling at Karabulak and follow-up exploration at priority gold occurrences discovered and/or advanced during the Phase 1 program. The scope, timing and cost of Phase 2 will be contingent on the results of the Phase 1 program.

During the Phase 1 exploration program, the Issuer's field staff will assess the required logistics to conduct a winter drill program on the Karabulak Prospect as a precursor to planning the Phase 2 exploration program.

For a more detailed discussion of the Bulakashu Property, please refer to the Technical Report and to pages 13-28 of the Information Circular.

                                  RISK FACTORS

Investment in the Units offered under this Offering Document involves a significant degree of risk. Prospective investors should carefully review the following factors, together with other information contained elsewhere in this Offering Document.

Reference is made to the Information Circular and specifically to pages 40-5 and 56-7 for risk factors that apply to the Issuer.

                              CORPORATE INFORMATION

The Issuer is authorized to issue an unlimited number of common shares without par value. As at the date hereof, there are 12,609,961 common shares issued and outstanding. Each common share entitles the holder to one vote on all matters to be voted on by the holders of common shares, and to receive such dividends as may be declared. Each common share also carries the right to participate rateably in the remaining property of the Issuer on any liquidation, dissolution or winding up.



               DIRECTORS, OFFICERS PROMOTERS AND PRINCIPAL HOLDERS
                              OF VOTING SECURITIES

Directors and Officers

The following are the names and municipalities of residence of all directors, officers and promoters of the Issuer, their positions and offices with the Issuer and their principal occupations during the last five years:

----------------------------------------------------------------------------------------------------------
      NAME, RESIDENT
     MUNICIPALITY OF                                                NUMBER AND PERCENTAGE OF VOTING SHARES
  RESIDENCE, POSITION(S)     PRINCIPAL OCCUPATION OR EMPLOYMENT        BENEFICIALLY OWNED, DIRECTLY OR
     WITH THE ISSUER             DURING THE PAST FIVE YEARS            INDIRECTLY, AFTER CLOSING(1)(3)
----------------------------------------------------------------------------------------------------------

DOUGLAS S. TURNBULL          President Lakehead Geological                  Escrowed        1,622,600
Coquitlam, BC, Canada        Services Inc. from January 1990 to             Pooled                nil
                             present.                                       Other Shares        2,500
President and Chief                                                         Total %             10.3%
Executive Officer and
Director
----------------------------------------------------------------------------------------------------------

NICK DEMARE(2)               Chartered Accountant.                          Escrowed              nil
Burnaby, British                                                            Pooled                nil
Columbia, Canada,                                                           Other Shares      225,631(4)
                                                                            Total %             1.4 %
Chief Financial Officer
and Director
----------------------------------------------------------------------------------------------------------

GREGORY CROWE(2)             President and Chief Executive                  Escrowed          197,500
Bowen Island, BC, Canada     Officer Entree Gold  Inc. from                 Pooled                nil
                             November 2003 to present. Self                 Other Shares        2,500
Director                     employed from December 1997 to                 Total %              1.3%
                             November 2003.
----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
      NAME, RESIDENT
     MUNICIPALITY OF                                                NUMBER AND PERCENTAGE OF VOTING SHARES
  RESIDENCE, POSITION(S)     PRINCIPAL OCCUPATION OR EMPLOYMENT        BENEFICIALLY OWNED, DIRECTLY OR
     WITH THE ISSUER             DURING THE PAST FIVE YEARS            INDIRECTLY, AFTER CLOSING(1)(3)
----------------------------------------------------------------------------------------------------------


LINDSAY BOTTOMER(2)          President and Chief Executive                  Escrowed          197,500
North Vancouver, BC,         Officer of Southern Rio Resources              Pooled                nil
Canada                       Ltd. from July 2001 to present.                Other Shares        2,500
                             Vice-President of Explorations IMA             Total %              1.3%
Director                     Explorations Inc. from May 1999 to
                             July 2001.
----------------------------------------------------------------------------------------------------------

CARY PINKOWSKI               December 2004 to present,                      Escrowed        1,000,000
West Vancouver, BC, Canada   independent business advisor.                  Pooled                nil
                             Investment adviser Canaccord                   Other Shares      600,000
Director                     Capital Corporation June 1992 to               Total %             10.1%
                             November 2004.
----------------------------------------------------------------------------------------------------------

OLEG KIM                     General Director Bulakashu Mining              Escrowed          197,500(5)
Bishkek Kyrgyz Republic      Company Ltd. from June 2004 to                 Pooled                nil
                             present. Managing Director Marsa               Other Shares        2,500(5)
Director                     Gold December 2002 to present.                 Total %              1.3%
                             Managing Director Soga Create Gold
                             Comp. September 1999 to December 2002.
----------------------------------------------------------------------------------------------------------
WILLIAM J. TAFURI            Self employed consulting geologist             Escrowed          400,000
Park City, Utah, U.S.A.      from June 2001 to present. Chief               Pooled                nil
                             geologist Kinross Gold Corp. from              Other Shares          nil
Vice-President of            January 1999 to June 2001.                     Total %              2.5%
Exploration and Director
of Operations, Asia
----------------------------------------------------------------------------------------------------------

JAMES HARRIS                 Self-employed lawyer.                          Escrowed          197,500
West Vancouver, B.C.,                                                       Pooled                nil
Canada                                                                      Other Shares        2,500
                                                                            Total %              1.3%
Corporate Secretary
----------------------------------------------------------------------------------------------------------

     (1) Assuming the sale of the maximum number of Units and the issuance of the Corporate Finance Fee Units, and assuming that the Agent's commission is taken in cash (and prior to giving effect to the exercise of the Warrants and the Agent's Option).
     (2)  Denotes members of the Audit Committee.
     (3) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Issuer, has been furnished by the respective directors individually.
     (4) 150,000 of these shares are held by Marbella Capital Corp., a company in which Mr. DeMare has a 30% interest.
     (5) These shares will be held by Marsa Gold Corp., a company that is controlled by Mr. Kim.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Issuer is, or within the five years prior to the date of this Offering Document has been, a director, officer or promoter of any other issuer that while that person was acting in that capacity:

         (a)      was the subject of a cease trade order or similar  order or an
                  order  that  denied  the  issuer   access  to  any   statutory
                  exemptions for a period of more than 30 consecutive days; or

         (b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer;

other than Gregory Crowe, who is a director of Yuma Copper Corp. an inactive company that was once listed on the Vancouver Stock Exchange. On January 2, 1998, the British Columbia Securities Commission issued a cease trade order against Yuma Copper Corp. for failure to file financial statements. The cease trade order is still outstanding.

Penalties or Sanctions

No director, officer or promoter of the Issuer has, within the ten years prior to the date of this Offering Document, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded issuer, or involving theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Issuer has, within the five years prior to the date of this Offering Document, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Principal Holders of Voting Shares

To the knowledge of the directors of the Issuer no other person or company, owns beneficially, directly or indirectly, more than 10% of the common shares of the Issuer, other than those persons disclosed under the heading "Directors, Officers, Promoters and Principal Holders of Voting Securities-Directors and Officers".

                  OPTIONS TO PURCHASE SECURITIES OF THE ISSUER

Stock Options

The Issuer has granted incentive stock options to acquire an aggregate of 2,335,000 common shares of the Issuer at $0.20 each expiring on September 14, 2010 as follows:

--------------------------------------------------------------------------------
                            POSITION WITH THE                  NUMBER OF OPTIONS
NAME                        RESULTING ISSUER                      TO BE GRANTED
--------------------------------------------------------------------------------

Douglas Turnbull            President and Director                    300,000

Nick DeMare                 Director and                              275,000
                            Chief Financial Officer

Oleg Kim                    Director                                  275,000

Cary Pinkowski              Director                                  400,000

Gregory Crowe               Director                                  150,000

Lindsay Bottomer            Director                                  150,000

William Tafuri              Vice-President Exploration                275,000

James Harris                Secretary                                 150,000

Consultants (in the aggregate)                                        360,000(1)
                                                                    ---------
TOTAL:                                                              2,335,000
                                                                    =========
--------------------------------------------------------------------------------

(1) This number includes 25,000 options granted to Chase Management Ltd., a private company owned by Nick DeMare, a director and the CFO of the Issuer.

Warrants

The Issuer has outstanding 6,225,000 share purchase warrants. Each warrant gives the holder the right to acquire one common share of the Issuer for $0.40 on or before September 14, 2007. 600,000 of these warrants have been granted to Cary Pinkowski, a director of the Issuer.

Except for the stock options and share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Issuer to which the Issuer is party.

                     SECURITIES OF THE ISSUER HELD IN ESCROW

An aggregate 4,260,539 shares of the Issuer are subject to escrow agreements between the Issuer, the respective holders listed below and Computershare Investor Services Inc. Assuming the sale of the maximum number of Units and the issuance of the Corporate Finance Fee Units, and assuming that the Agent's commission is taken in cash (and prior to giving effect to the exercise of the Warrants and the Agent's Option), the share in escrow will represent 27% of the total issued and outstanding shares of the Issuer upon the completion of the Offering. Details of the escrow agreements are as follows:

A SURPLUS SECURITIES ESCROW AGREEMENT DATED SEPTEMBER 26, 2001 AND SUBJECT TO RELEASE FROM ESCROW AT SIX MONTH INTERVALS OVER A PERIOD ENDING ON SEPTEMBER 27, 2007

NAME OF HOLDER                                      NO. OF SHARES HELD IN ESCROW
--------------                                      ----------------------------

Ted Carlson                                                    81,250
Ted Carlson and Monica Carlson                                  3,750
Greystoke Investments                                         205,439
                                                              -------
Total                                                         290,439
                                                              =======

A SURPLUS SECURITIES ESCROW AGREEMENT DATED SEPTEMBER 12, 2005. THE ESCROWED SECURITIES WILL BE RELEASED FROM ESCROW ON AN AUTOMATIC SIX YEAR TIME RELEASE, AT SIX MONTH INTERVALS, IN EQUAL TRANCHES OF 5% FOR THE FIRST FOUR TRANCHES ENDING ON THE 24TH MONTH FROM SEPTEMBER 14, 2005 AND IN EQUAL TRANCHES OF 10% FOR THE REMAINING EIGHT TRANCHES ENDING ON THE 72ND MONTH FROM SEPTEMBER 14, 2005.

NAME OF HOLDER                                      NO. OF SHARES HELD IN ESCROW
--------------                                      ----------------------------

Douglas Turnbull                                            1,600,100
Cary Pinkowski                                              1,000,000
Gregory Crowe                                                 175,000
Lindsay Bottomer                                              175,000
James Harris                                                  175,000
William J. Tafuri                                             400,000
Robin Merrifield                                              175,000
                                                            ---------
Total                                                       3,700,100
                                                            =========


A VALUE SECURITIES ESCROW AGREEMENT DATED SEPTEMBER 12, 2005. THE ESCROWED SECURITIES WILL BE RELEASED FROM ESCROW ON AN AUTOMATIC THREE YEAR TIME RELEASE, AT SIX MONTH INTERVALS, IN EQUAL TRANCHES OF 15% ENDING ON SEPTEMBER 14, 2008.

NAME OF HOLDER                                      NO. OF SHARES HELD IN ESCROW
--------------                                      ----------------------------

Marsa Gold Corp.                                              180,000
Douglas Turnbull                                               22,500
Gregory Crowe                                                  22,500
Lindsay Bottomer                                               22,500
James Harris                                                   22,500
                                                              -------
Total                                                         270,000
                                                              =======

Each Escrow Agreement provides that the shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the Exchange. In the event of the bankruptcy of an escrow shareholder, provided the Exchange does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the Escrow Agreement. In the event of the death of an escrow shareholder, provided the Exchange does not object, the escrowed shares held by the escrow shareholder will be released from escrow. In each case, the escrow release schedule will be accelerated if the Issuer achieves Tier 1 status on the Exchange.

                     PARTICULARS OF ANY OTHER MATERIAL FACTS

The Issuer is not aware of any actual or pending material legal proceedings to which the Issuer is or is likely to be party or of which any of its business or property is or is likely to be subject.

There are no other material facts that the Issuer is aware of at this time.

                          CONTRACTUAL RIGHTS OF ACTION

If this Short Form Offering Document, together with any Subsequently Triggered Report contains a "misrepresentation" as that term is defined in the Securities Legislation of the jurisdiction of the respective purchaser, and it was a misrepresentation on the date of investment, the purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Issuer and its directors, and every person, except the Agent, who signed the Offering Document, (the "Issuer's Representatives") or alternatively for rescission of the agreement of purchase and sale for the securities. In any such action, parties against whom remedies are sought shall have the same defenses as are available in the applicable Securities Legislation as if the Short Form Offering Document were a prospectus.

A purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in the applicable Securities Legislation have expired.

The contractual rights provided herein are in addition to and without derogation from any other right the purchaser may have at law.

                        CONTRACTUAL RIGHTS OF WITHDRAWAL

An order or subscription for the securities offered under this Short Form Offering Document is not binding on a purchaser if the dealer from whom the purchaser purchased the security (or the Issuer if the purchaser did not purchase the security from a dealer), receives, not later than two business days after the receipt by the purchaser of the Short Form Offering Document and any Subsequently Triggered Report, written notice sent by the purchaser evidencing the intention of the purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the purchaser is a member of a "professional group" as defined under Multilateral Instrument 33-105,
UNDERWRITING CONFLICTS, or any successor policy or instrument, or if the purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the purchaser has agreed to purchase the security, or if the purchaser did not purchase from a dealer, such onus is on the Issuer.

                            CERTIFICATE OF THE ISSUER





The foregoing, including the documents incorporated by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The standard for full, true and plain disclosure is the same as that required for prospectuses by the applicable Securities Legislation.




/s/ DOUGLAS S. TURNBULL                                 /s/ NICK DEMARE
-----------------------                                 ------------------------
DOUGLAS S. TURNBULL                                     NICK DEMARE
Chief Executive Officer                                 Chief Financial Officer


                       ON BEHALF OF THE BOARD OF DIRECTORS



/s/ CARY PINKOWSKI                                      /s/ GREGORY CROWE
-----------------------                                 ------------------------
CARY PINKOWSKI                                          GREGORY  CROWE
Director                                                Director





DATED:  SEPTEMBER 27, 2005

                            CERTIFICATE OF THE AGENT



We have reviewed this Offering Document and the information it incorporates by reference. Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Issuer and information about the Issuer in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the applicable Securities Legislation. Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Issuer and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.





CANACCORD CAPITAL CORPORATION

         /s/ PETER M. BROWN

Per:
         PETER M. BROWN
         Chairman and
         Chief Executive Officer



DATED:  September 27, 2005